EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid(1)	$5,738,004.40	$0.00013810	$792.42
Fees Previously Paid	N/A		—
Total Transaction Valuation	$5,738,004.40
Total Fees Due for Filing			$792.42
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$792.42

(1) On June 18, 2026, the Registrant offered to purchase up to 1,550,812 shares of its common stock at a price equal to the net asset value per share as of July 31, 2026. For purposes of estimating the transaction valuation, we utilized the net asset value per share of $3.70 as of April 30, 2026.
(2) Calculated as 100% of the Transaction Valuation.